KAYAK Software Corporation
55 North Water Street, Suite 1

Norwalk, CT 06854

February 1, 2012

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Scott Andaregg and Mara Ransom

RE:	priceline.com Incorporated
Amendment No. 2 to Registration Statement on Form S-4, as amended
SEC File No. 333-185465

Ladies and Gentlemen:

In connection with the filing of Amendment No. 2 to the Registration Statement on Form S-4, as amended, of priceline.com Incorporated (the “Registration Statement”), of which the proxy statement of KAYAK Software Corporation, a Delaware corporation (the “Company”) is a part, the Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact me at (203) 899-3130 or Michael A. Conza of Bingham McCutchen LLP, counsel to the Company, at (617) 951-8459.

Sincerely,

KAYAK SOFTWARE CORPORATION

/s/ Daniel Stephen Hafner
Name:	Daniel Stephen Hafner
Title:	Chief Executive Officer

cc:	Karen Klein, KAYAK Software Corporation
Michael A. Conza, Bingham McCutchen LLP
Brian E. Hamilton, Sullivan &Cromwell LLP